CONSENT

I hereby consent to the inclusion of the summary of my appraisal of Blue Square's investment property under the captions “Summary of Significant Accounting Policies” (note 2f) and “Investment Property” (note 7) in the consolidated financial statements of Blue Square-Israel Ltd. contained in this Report on Form 6-K of Blue Square-Israel Ltd., submitted to the Securities and Exchange Commission, and to the incorporation by reference of such summary in the previously filed Registration Statement on Form S-8 (No. 333-149175) of Blue Square-Israel Ltd.

Tel Aviv, Israel
May 16, 2010	/s/ Oded Haushner
O. Haushner Civil Eng. and Real Estate Appraisal Ltd.